

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Lara, May & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lara, May & Associates, LLC as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lara, May & Associates, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lara, May & Associates, LLC's management. Our responsibility is to express an opinion on Lara, May & Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Lara, May & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
10 WEYBOSSET STREET, SUITE 700 PROVIDENCE, RI 02903 | TEL 401.421.4800 | FAX 401.421.0643   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS





CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Lara, May & Associates, LLC's financial statements. The supplemental information is the responsibility of Lara, May & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Lara, May & Associates, LLC's auditor since 2010.
Providence, Rhode Island
February 28, 2018

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2017

ASSETS

Cash	$	1,527,530
Receivable from clearing broker-dealer		25,938
Commissions receivable		161,349
Deposit with clearing broker-dealer		102,259
Prepaid expenses and other assets		135,121
Property and equipment, less accumulated depreciation		875
	$	1,953,072

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	171,231
Payable to affiliate		127,683
Deferred credit from clearing broker-dealer		188,264
Deferred rent		119,589
		606,767
Commitments (Note 2)		
Member's equity		1,346,305
	$	1,953,072

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

1. Organization and summary of significant accounting policies:

Organization and description of business:

Lara, May & Associates, LLC (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an investment advisor and an introducing broker-dealer dually registered with the Securities and Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and investment and financial planning services, and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

Regulatory environment:

As an investment advisory company registered with the SEC, the Company is subject to the Investment Advisers Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company is also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

1. Organization and summary of significant accounting policies (continued):

Recent accounting pronouncements:

Effective for the year ending December 31, 2018, the Company will adopt the provisions of ASU 2014-09, "*Revenue from Contracts with Customers*". ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and replaces most current revenue recognition guidance. The new standard will also result in enhanced revenue related disclosures. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the statement of financial condition.

The Company has assessed the impact of the new revenue recognition standard on its business and revenue recognized based on accounting guidance finalized to date. Since its investment advisory fees and commission revenue, whether securities transactions, the amount earned related to 12b-1 distribution fees or the sale of insurance contracts is supported by written agreements that state clearly the fees earned for services delivered in the stated period, the Company has determined that there is no material impact to the timing or the amount of the revenue it recognizes. Further, the Company anticipates applying the guidance under the full retrospective approach. The Company has not yet determined the impacts of all the disclosure requirements.

Effective for the year ending December 31, 2020, the Company will be required to adopt recent accounting guidance pertaining to leases. The new guidance will primarily affect the accounting for operating leases by requiring that an asset and a liability be recorded for such leases. Additional financial statement disclosures about leases will also be required. The effect of this new guidance on the Company's financial statements has not yet been determined.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2017. At December 31, 2017, the Company had cash on deposit totaling $1,277,530 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

1. Organization and summary of significant accounting policies (continued):

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables. At December 31, 2017, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its receivables.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2017.

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over either a 10-year or 5-year estimated useful life for customer lists, a 7-year estimated useful life for the management contract, and a 10-year estimated useful life for trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2017.

1. Organization and summary of significant accounting policies (continued):

Investment advisory fees:

The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the period during which the Company is required to provide services.

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commissions and other fees:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Commissions on the sale of insurance contracts are recognized upon sale of insurance contracts to customers, payment of the premium by the insured party, and issuance of the contract by the insurer. Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

Advertising:

Advertising and direct marketing costs are expensed as incurred and totaled approximately $54,000 for the year ended December 31, 2017.

1. Organization and summary of significant accounting policies (continued):

    Income taxes:

    The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

    Liability of the Member:

    The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions and commitments:

    The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2017, Focus allocated $45,000 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

    The Company maintains a management agreement with a party related through common ownership. The management agreement expired on September 30, 2017 and automatically renewed for a one year period. The management agreement is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $72,992 for the year ended December 31, 2017.

    The Company leases office space from a party related through common ownership and from an unrelated party under operating leases expiring at various dates through March 31, 2022. Rent expense under operating leases (excluding facility fees, taxes, insurance and maintenance) for the year ended December 31, 2017 totaled $41,520 and $245,419 to the related party and to the unrelated party, respectively.

2. Related party transactions and commitments (continued):

At December 31, 2017, future minimum rentals under non-cancelable operating leases are as follows:

Year ending December 31,	Related party	Unrelated party	Total
2018	$ 21,168	262,489	283,657
2019		269,707	269,707
2020		277,124	277,124
2021		284,745	284,745
2022		48,101	48,101
	$ 21,168	$ 1,142,166	$ 1,163,334

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $1,046,701, which was $1,006,250 in excess of its required net capital of $40,451. The Company's ratio of aggregate indebtedness to net capital was .58 to 1 at December 31, 2017.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

At December 31, 2017, property and equipment consists of the following:

Software licenses	$ 19,450
Furniture and equipment	149,514
Leasehold improvements	126,469
	295,433
Less accumulated depreciation	294,558
	$ 875

5. Intangible assets:

At December 31, 2017, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer lists	$ 4,622,456	$ 4,622,456	$ -
Management contract	1,141,668	1,141,668	-
Trademarks	220,171	220,171	-
	$ 5,984,295	$ 5,984,295	$ -

6. Deferred credit from clearing broker-dealer:

During the year ended December 31, 2015, the Company transitioned to a new clearing broker. In connection with the transition, the Company incurred approximately $240,000 in expenses to transfer the underlying client assets to the new clearing broker. Upon transfer of the client assets to the new clearing broker the Company received a transition support payment of $550,000 from the new clearing broker. Accordingly, the Company recognized $240,000 of the transition support payment received from the new clearing broker as an offset to the $240,000 in transition expenses incurred by the Company during the year ended December 31, 2015. The balance of the transition support payment is being recognized as a credit to expense on a straight-line basis over the seven year term of the agreement with the new clearing broker. For the year ended December 31, 2017, a total of $44,304 was recognized as a reduction in commissions and clearance fees.





CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Lara, May & Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lara, May & Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lara, May & Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) Lara, May & Associates, LLC stated that Lara, May & Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lara, May & Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lara, May & Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
February 28, 2018

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CITRIN COOPERMAN & COMPANY, LLP
10 WEYBOSSET STREET, SUITE 700 PROVIDENCE, RI 02903 | TEL 401.421.4800 | FAX 401.421.0643 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS